Filed by GlycoMimetics, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: GlycoMimetics, Inc.

Commission File No.: 001-36177

Date: April 3, 2025

This filing relates to the proposed transaction pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization dated as of October 28, 2024, by and among GlycoMimetics, Inc., a Delaware corporation (“GlycoMimetics”), Gemini Merger Sub Corp., a Delaware corporation and a wholly-owned subsidiary of GlycoMimetics (“First Merger Sub”), Gemini Merger Sub II, LLC, a Delaware limited liability company and wholly-owned subsidiary of GlycoMimetics (“Second Merger Sub” and, together with First Merger Sub, the “Merger Subs”), and Crescent Biopharma, Inc., a Delaware corporation (“Crescent”) (the “Merger Agreement”), pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, (i) First Merger Sub will merge with and into Crescent, with Crescent continuing as a wholly owned subsidiary of GlycoMimetics and the surviving corporation of the merger (the “First Merger”) and (ii) immediately following the First Merger and as part of the same overall transaction as the First Merger, Crescent will merge with and into Second Merger Sub (the “Second Merger” and, together with the First Merger, the “Merger”).

On April 3, 2025, Crescent published the following communication:

April 2025 Crescent Biopharma Overview

2 Disclaimers This presentation is for informational purposes only and only a summary of certain information related to Crescent Biopharma, Inc. (“we”, “Crescent” or the “Company”). It does not purport to be complete and does not contain all information that an investor may need to consider in making an investment decision. The information contained herein does not constitute investment, legal, accounting, regulatory, taxation or other advice, and the information does not take into account your investment objectives or legal, accounting, regulatory, taxation or financial situation or particular needs. Investors must conduct their own investigation of the investment opportunity and evaluate the risks of acquiring securities of the Company (“Securities”) based solely upon such investor’s independent examination and judgment as to the prospects of the Company as determined from information in the possession of such investor or obtained by such investor from the Company, including the merits and risks involved. Statements in this presentation are made as of the date hereof unless stated otherwise herein, and neither the delivery of this presentation at any time, nor any sale of Securities, shall under any circumstances create an implication that the information contained herein is correct as of any time subsequent to such date. The Company is under no obligation to update or keep current the information contained in this document. No representation or warranty, express or implied, is made as to, and no reliance should be placed on, the fairness, accuracy, completeness or correctness of the information or opinions contained herein, and any reliance you place on them will be at your sole risk. The Company, its affiliates and advisors do not accept any liability whatsoever for any loss howsoever arising, directly or indirectly, from the use of this document or its contents, or otherwise arising in connection with the Offering. Forward-Looking Statements and Other Information Certain statements contained in this presentation that are not descriptions of historical facts are “forward-looking statements.” When we use words such as “potentially,” “could,” “will,” “projected,” “possible,” “expect,” “illustrative,” “estimated” or similar expressions that do not relate solely to historical matters, we are making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause our actual results to differ materially from our expectations discussed in the forward-looking statements. This may be a result of various factors, including, but not limited to: our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future including, without limitation, statements regarding: the concurrent financing and the other transactions contemplated by the agreement and plan of merger with GlycoMimetics, Inc., and the expected effects, perceived benefits or opportunities and related timing with respect thereto; expectations regarding or plans for discovery, preclinical studies, clinical trials and research and development programs and therapies; expectations regarding the use of proceeds and the time period over which our capital resources will be sufficient to fund our anticipated operations; and statements regarding the market and potential opportunities for solid tumor treatments and therapies. All forward-looking statements, expressed or implied, included in this presentation are expressly qualified in their entirety by this cautionary statement. You are cautioned not to place undue reliance on any forward-looking statements. Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by this cautionary statement, to reflect events or circumstances after the date of this presentation. Industry and Market Data Market and industry data and forecasts used in and made orally during this presentation have been obtained from independent industry sources and from research reports prepared for other purposes as well as our own internal estimates and research. Although we believe these third-party sources to be reliable as of the date of this presentation, we have not independently verified the data obtained from these sources and we cannot assure you of the accuracy, adequacy, fairness or completeness of the data. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this presentation. Statements as to our market and competitive position data are based on market data currently available to us, as well as management’s internal analyses and assumptions regarding the Company, which involve certain assumptions and estimates. These internal analyses have not been verified by any independent sources and there can be no assurance that the assumptions or estimates are accurate. While we are not aware of any misstatements regarding our industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors. As a result, we cannot guarantee the accuracy or completeness of such information contained in this presentation.

Crescent Biopharma aims to advance the next wave of innovation in cancer therapy

Crescent's pipeline consists of **potentially best-in-class therapies for the treatment of solid tumors**

~$200 million financing in October 2024 anticipated to fund operations through 2027[2]

PROGRAM	MOA	DISCOVERY	IND-ENABLING	IND	POTENTIAL INDICATIONS
CR-001[1]	**PD-1 x VEGF** same cooperative MoA as ivonescimab			4Q25	NSCLC, other solid tumors
CR-002	**Undisclosed** ADC #1 with TopoI payload			Mid-2026	Solid tumors
CR-003	**Undisclosed** ADC #2 with TopoI payload				Solid tumors

Crescent is the fifth company launched with assets discovered and developed in-house by Paragon Therapeutics, **an antibody discovery engine** founded by Fairmount Funds in 2021

Prior companies founded **using Paragon's engineered antibody technology** have collectively raised >$2B and generated significant value

1. Anticipated expiration for filed provisional patent is 2045+
2. Financing scheduled to close immediately prior to the closing of the merger with GlycoMimetics

Notes: NSCLC: Non-small cell lung cancer. MoA: Mechanism of action. ADC: Antibody-drug conjugates. TopoI: Topoisomerase

3

Crescent is advancing three highly impactful oncology programs with best-in-class potential

CR-001

PD-1 x VEGF cooperative tetravalent bsAb

Same MoA as ivonescimab



anti-VEGF
anti-PD-1 scFvs

Designed to **reproduce ivonescimab's established pharmacology**

Pipeline-in-a-program opportunity across solid tumor indications

Potential **to move to frontline use in the $50B+** PD-(L)1 immunotherapy market

IND expected 4Q25

Interim PoC data expected 2H26

CR-002 & CR-003

ADCs with topoisomerase inhibitor payloads

Potentially best-in-class



Two unique, undisclosed targets with **significant potential across solid tumors** as single agents

Each has potential **to synergize with CR-001** in combination studies, further driving clinical efficacy

Both utilize the **best-in-modality cytotoxic payload**: topoisomerase inhibitor

CR-002 IND expected mid-26

Interim PoC data expected 2027

Notes: bsAb: Bispecific antibody. IND: Investigational New Drug application. PoC: Proof-of-concept

4

Multiple ways to win: Crescent pipeline enables optionality with differentiating combination therapies

Optimized Novel Monotherapies

CR-001



CR-002



CR-003



Synergistic Combination Approaches

CR-001 + CR-002



CR-001 + CR-003



Engineered for:

Best-in-class efficacy
Efficacy across histologies
Pharmacokinetics
Safety
Stability
Developability

Selected for:

MoA synergy
Efficacy in overlapping histologies
Broad utility in solid tumors

CRESCENT BIOPHARMA

5

Crescent leverages three key advances in oncology for next-generation combinations within unique portfolio

Three revolutions underway in oncology:

- Immuno-oncology is potentially moving from PD-(L)1 to cooperative PD-1 x VEGF
- Chemo is moving from systemic toxins to tumor-targeted toxins via improved ADCs
- Monotherapies are being replaced by synergistic combinations of targeted therapies

Crescent is developing leading assets in both categories, designed to combine for maximum efficacy in priority indications


EVOLUTION OF IMMUNO-ONCOLOGY
Enhanced efficacy & safety via cooperativity
Cooperative bispecific PD-1 x VEGF
PD-(L)1
Systemic chemo
ADC
CRESCENT BIOPHARMA
CR-001
+
CR-002
CR-003
EVOLUTION OF CHEMOTHERAPY
Enhanced efficacy & safety via targeting

CRESCENT BIOPHARMA
6

7 PD-(L)1-targeted therapies, annualizing $50B+, have transformed oncology – with Keytruda now the best-selling drug in the world 1. 5-year follow-up demonstrated mOS of 22.0 vs 10.6 months. Notes: 1L: First-line. NSQ: Non-squamous. NSCLC: Non-small cell lung cancer. mOS: median overall survival. NR: Not reached. HR: Hazard ratio. Sources: 2018 Gandhi (NEJM); 2023 Garassino (J Clin Oncol); GlobalData; FactSet; Pembrolizumab FDA Label Anti-PD-(L)1 global sales 2022 2023 2024E $38B $45B $51B Keytruda ® Opdivo® Imfinzi ® Tecentriq ® Libtayo ® Bavencio ® Jemperli ® $21B $25B $29B +33% PD-(L)1 inhibitors have significantly prolonged cancer survival, shifting 1L treatment to immunotherapy In 1L NSQ NSCLC, addition of pembrolizumab to chemo significantly improved mOS (NR vs 11.3 months1 with HR 0.49) Example Pembro + chemo Chemo alone 3 6 9 12 15 18 24 100 90 80 70 60 50 40 30 20 10 Hazard ratio for death, 0.49 (P<0.001) Months Patients who survived (%) PD-(L)1-targeted therapy is one of the largest drug classes, with Keytruda (pembrolizumab) the dominant player Keytruda alone is approved in 20+ oncology indications with expected revenue of ~$30B in 2024

8 Ivonescimab, a cooperative PD-1 x VEGF bispecific, doubled progression-free survival vs. Keytruda in a P3 NSCLC trial Notes: HR: hazard ratio. PFS: progression-free survival. AE: adverse event. NSQ: Non-squamous SQ: Squamous. ORR: Objective response rate. Akeso Biopharma has licensed ivonescimab to Summit in North America, South America, Europe, Africa, Middle East, and Japan. Akeso maintains rights in Asia (ex-Japan / Middle East) and in Oceania. Sources: 2024 Zhou (WCLC Presentation on HARMONi-2); Summit Therapeutics; 2018 Paz-Area (NEJM); 2019 Mok (Lancet); 2022 De Castro Jr (J Clin Oncol); Avastin® Label Ivonescimab is the first drug to demonstrate superiority in PFS over pembrolizumab in a randomized Phase 3 2 4 7 9 12 14 100 90 80 70 60 50 40 30 20 10 Months Progression-free Survival (%) 1 3 5 6 8 10 11 13 ivonescimab pembrolizumab 9-mo: 56% 9-mo: 40% Median follow-up 8.67 mos mPFS (mos) PFS HR ORR (%) ivo pembro 11.14 0.51 50.0 38.5 5.82 Ivonescimab’s novel mechanism of action raises the bar on efficacy and safety HARMONi-2 Study Dual blockade of PD-1 and VEGF through a cooperative bispecific antibody has led to unprecedented clinical results, demonstrating superiority to pembrolizumab and a $15B+ market cap for ivonescimab’s ex-China sponsor, Summit Therapeutics Broader Efficacy Promising Safety Ivonescimab demonstrates benefit in patients where anti-PD- (L)1 efficacy has historically been modest (e.g., squamous, PD- (L)1low) Ivonescimab had lower AEs than expected vs. anti-VEGF monotherapy. This suggests a differentiated profile due to cooperativity-driven tissue targeting HR PD-L1low 0.54 (TPS 1-49%) PD-L1high (TPS ≥50%) Non-squamous Squamous 0.46 0.54 0.48

CR-001 is one of the few programs intentionally designed to exhibit ivonescimab-like cooperative pharmacology






	Anti-PD-1 scFv-based		Anti-PD-1 VHH-based	Anti-PD-L1 VHH-based
Program	CR-001	ivonescimab	LM-299	BNT327 / PM8002
Company	CRESCENT BIOPHARMA	Summit therapeutics; Akesobio	MERCK; LaNova	BIONTECH; BIOTHEUS
Stage	Preclinical	Phase 3 (Global)	Phase 1/2 (China)	Phase 3 (Global)
Anti-VEGF IgG	Bevacizumab	Bevacizumab	Bevacizumab	Bevacizumab
Anti-PD-(L)1	Anti-PD-1 scFvs	Penpulimab scFvs	Novel anti-PD-1 VHHs	Novel anti-PD-L1 VHHs
Fc function	Fc null, to avoid potential AEs	Fc null, to avoid potential AEs	Fc null, to avoid potential AEs	Fc null, to avoid potential AEs
Cooperative pharmacology	✓	✓	Expected (not disclosed); unclear impact of VHH structure	Expected (not disclosed); unclear impact of PD-L1 VHH

Examples of alternative constructs



- Anti-PD-L1 IgG with enhanced ADCC
- VEGF trap



- Anti-PD-1 mAb with off-target VEGFR2 binding through same variable domains



- Anti-PD-1 IgG
- Novel anti-VEGF VHHs
- Inverted format



- Bevacizumab
- Anti-PD-1 Fabs
- PD-1 domains attached to IgG N-terminus instead of C-terminus

CRESCENT BIOPHARMA

Sources: Internal data; Summit Therapeutics 2023 SITC Poster; BioNTech 2024 ESMO Presentation; LaNova patent filings; Various patent filings; 2017 Lee (Scientific Reports); 2007 Rudge (PNAS)
Notes: VHH: Variable heavy chain domain antibody.

9

10 CR-001 Cooperative, tetravalent PD-1 x VEGF bispecific antibody

Ivonescimab's novel, cooperative MoA is hypothesized to drive enhanced anti-tumor activity while maintaining tolerability



Tumor Microenvironment (TME)
VEGF drives tumor angiogenesis
PD-L1 expression suppresses T cells
VEGF
PD-L1
PD-1
Tumor Cell
T-cell
ivonescimab
Ivonescimab
Daisy chaining

Tumor Targeting

Dual blockade of PD-1 and VEGF through a novel tetravalent bispecific format with cooperative binding effects has led to **unprecedented clinical results** in third party trials

PD-1 arm concentrates VEGF inhibition in the TME, potentially **sparing healthy tissue and reducing AEs**

Cooperativity

Ivonescimab's **cooperative binding** blocks PD-1 / PD-L1 interactions *and* inhibits VEGF

VEGF binding to ivonescimab increases affinity to PD-1 and vice versa, enhancing both T-cell activation and VEGF-signaling blockade. This helps explain the **cross-trial outperformance** of ivonescimab vs. an anti-PD-L1 + anti-VEGF combination

PD-1 binding strength (affinity) is increased by >18x in the presence of VEGF

CRESCENT BIOPHARMA

Sources: 2023 Zhong (SITC Poster); Summit Therapeutics

11

CR-001 is a highly potent PD-1 x VEGF bsAb designed to recapitulate ivonescimab's cooperative pharmacology

Same design as ivonescimab

Pairs anti-VEGF IgG & anti-PD-1 scFvs

Avoids risks of alternative, clinically unprecedented constructs (e.g., VEGF trap, anti-PD-L1 IgG, ADCC)

Highly potent & stable scFvs

Designed to be the best possible anti-PD-1 epitope / binding domain

Anti-PD-1s have historically outperformed anti-PD-L1s in meta-analyses of solid tumor studies

Contains proprietary engineering to enable functional and stable scFvs



CR-001

Potential for reduced AEs

Cooperative binding increases anti-VEGF activity in TME, reducing AE risks in healthy tissue

Identical VEGF potency to preserve safety

Effector-null human IgG Fc

Equivalent to ivonescimab

ADCC carries additional AE risk

Designed to match ivonescimab PK

Native FcRn binding to match distribution and elimination of ivonescimab

CRESCENT BIOPHARMA

Notes: IgG: Immunoglobulin G. scFvs: Single-chain variable fragment. ADCC: Antibody-dependent cell-mediated cytotoxicity; PK: Pharmacokinetics. FcRn: Neonatal Fc receptor.

12

CR-001 replicates ivonescimab's cooperative binding effect which leads to cooperative inhibition of PD-1 signaling in presence of VEGF

CR-001, like ivonescimab, **increases PD-1 binding** on PD-1+ Jurkat cells **in the presence of VEGF**…



60000
40000
20000
0
Antibody binding
Ivonescimab + VEGFA
CR-001 + VEGFA
Ivonescimab
CR-001 lead
10^{-3} 10^{-2} 10^{-1} 10^{0} 10^{1} 10^{2} 10^{3}
[Ab] (nM)

…leading to **higher potency** in an NFAT reporter assay in **the presence of VEGF**.



400000
350000
300000
250000
200000
150000
PD-1 / PD-L1 signaling inhibition
Ivonescimab + VEGFA
CR-001 + VEGFA
Ivonescimab
CR-001 lead
10^{-4} 10^{-3} 10^{-2} 10^{-1} 10^{0} 10^{1} 10^{2}
[Ab] (nM)

CR-001 lead demonstrates *same cooperative effect* as ivonescimab across multiple assays

CRESCENT BIOPHARMA

Notes: Ivonescimab generated internally based on published sequence. PD-1 / PD-L1 signaling inhibition measured in RLU (relative light units), a measure of luminescence that increases with greater inhibition. PD-1 binding measured in MFI (mean fluorescence intensity), a measure of fluorescence that increases with binding and is measured via FACS. NFAT: Nuclear factor of activated T cells. Sources: Internal data

13

CR-001 engineering replicates ivonescimab function with biophysical properties that maximize flexibility in development

Standard mAbs can be improved with **established protein engineering approaches…**

CDRs improved via diversification and/or affinity maturation to maximize potency



Fc engineering tunes ADCC, CDC, half-life, etc.

…but ensuring cooperative effect, stability, and developability of a tetravalent PD-(L)1 x VEGF bispecific antibody is more difficult

Ivonescimab's unique structure and geometry – and resulting cooperative function – is challenging to replicate

Alternative constructs risk not reproducing ivonescimab's superior efficacy and safety in clinical practice



IgG format bound to VEGF dimer **required to daisy chain**; different potency may alter chaining kinetics and VEGF trap geometry does *not* work

Fc silencing helps reduce risk of AEs

Leading anti-PD-1s are unstable and aggregate in scFv format, requiring significant engineering; **CR-001 maintains >95% monomer at 150mg/mL**

Bispecific antibodies often cannot achieve high concentrations with low enough viscosity to maximize development optionality; **CR-001 is low viscosity (<16 cP) up to 150mg/mL**

CR-001 has novel composition of matter IP related to proprietary, stabilized scFvs

Notes: CDR: Complementarity-determining region. CDC: Complement-dependent cytotoxicity. Fc: Fragment crystallizable.

CRESCENT BIOPHARMA

14

CR-001 has potential to transform SoC across a multitude of oncology indications, with numerous first-in-class opportunities

- 🟠 Anti-VEGF approvals
- 🟢 Anti-PD-(L)1 approvals
- 🔵 Anti-VEGF and anti-PD(L)-1 approvals
- ⚙ Ongoing / announced global study from Summit or BioNTech

SOFT TISSUE
- 🔵 Alveolar soft part sarcoma
- 🟠 Soft tissue sarcoma

HEMATOLOGICAL
- 🟢 Classical Hodgkin lymphoma
- 🟢 Primary mediastinal large B-cell lymphoma (PMBCL)

REPRODUCTIVE
- 🔵 Cervical
- 🔵 Endometrial
- 🟠 Fallopian tube
- 🟠 Ovarian (epithelial)
- ⚙ 🟢 Triple negative breast cancer (TNBC)
- 🟢 Urothelial

BRAIN
- 🟠 Glioblastoma

HEAD & NECK
- 🟢 Head & neck squamous cell carcinoma (HNSCC)
- 🟢 Nasopharyngeal
- 🟠 Thyroid

LIVER & BILIARY
- 🟢 Biliary tract
- 🔵 Hepatocellular carcinoma (HCC)

KIDNEY
- 🔵 Renal cell carcinoma (RCC)

CHEST/THORACIC
- 🟢 Esophageal
- ⚙ 🟠 EGFRm non-small cell lung cancer (NSCLC)
- ⚙ 🔵 Non-squamous NSCLC
- ⚙ 🟢 Squamous NSCLC
- ⚙ 🟢 Small cell lung cancer (SCLC)
- 🟢 Pleural mesothelioma

GASTROINTESTINAL
- 🟠 Colorectal (all comers)
- 🔵 Colorectal (MSI-H / dMMR)
- 🔵 Gastric / Gastroesophageal junction (GEJ)
- 🟠 Primary peritoneal

TISSUE-AGNOSTIC
- 🟢 High microsatellite instability (MSI-H) / deficient DNA mismatch repair (dMMR)
- 🟢 High tumor mutational burden (TMB-H)

SKIN
- 🟢 Basal cell carcinoma
- 🟢 Cutaneous squamous cell carcinoma
- 🟢 Melanoma
- 🟢 Merkel cell carcinoma

CRESCENT BIOPHARMA

Notes: EGFRm = mutant epidermal growth factor receptor.
Sources: Keytruda Label; Opdivo Label; Tecentriq Label; Imfinzi Label; Libtayo Label; Bavencio Label; Jemperli Label; Loqtorzi® Label; Zynyz® Label; Avastin Label; Cyramza® Label; Lenvima® Label; Votrient® Label

15

Development programs across key late-stage competitors include numerous P3s with PFS & OS readouts, paving the way for CR-001

Leading PD-(L)1 x VEGF programs, with **similar expected cooperativity to CR-001**, will generate **Phase 3 PFS & OS catalysts for years to come**

Pivotal readouts expected:


ivonescimab
BNT327
2025
2026
2027
2028
2029
2030

Program	Company	Study	Phase	Indication	Population	Combo	Comparator	Data Expected
ivo PD-1 x VEGF	Akesobio	HARMONi-A	3 (China)	**mNSCLC**	2L EGFRm NSQ	chemo	chemo	OS late 2025
		HARMONi-2	3 (China)	**mNSCLC**	1L PDL1+ TPS ≥ 1%	none	anti-PD-1	OS mid 2025
		AK112-306	3 (China)	**mNSCLC**	1L squamous	chemo	anti-PD-1 + chemo	OS late 2025
		AK117-302	3 (China)	HNSCC	1L R/M PD-L1+ CPS ≥ 1	anti-CD47	anti-PD-1	PFS & OS 2027
		AK112-308	3 (China)	TNBC	1L mTNBC	chemo	chemo	PFS 2026, OS 2028
		AK112-309	3 (China)	BTC	1L A/M BTC ECOG 0-1	chemo	anti-PD-L1 + chemo	PFS & OS 2027
	Summit therapeutics	HARMONi	3 (global)	**mNSCLC**	2L EGFRm NSQ	chemo	chemo	PFS & OS 2025
		HARMONi-3	3 (global)	**mNSCLC**	1L SQ & NSQ	chemo	anti-PD-1 + chemo	PFS & OS 2027-8
		HARMONi-7	3 (global)	**mNSCLC**	1L PD-L1+ TPS > 50%	none	anti-PD-1	PFS & OS 2028-9
BNT327 PD-L1 x VEGF	BIONTECH	PM8002-BC010C	2/3 (China)	**mNSCLC**	2L EGFRm NSQ	chemo	chemo	PFS & OS 2025
		BNT327-06*	2/3 (global)	**mNSCLC**	1L	chemo	anti-PD-1 + chemo	PFS & OS 2029-30
		[announced]*	2/3 (TBA)	**NSCLC**	1L	[TBA]	[TBA]	[TBA]
		PM8002-C013C	3 (China)	TNBC	1L	chemo	chemo	PFS & OS 2027-8
		BNT327-03	3 (global)	SCLC	1L ES-SCLC	chemo	anti- PD-L1 + chemo	PFS & OS 2028
		PM8002-BC011C	2/3 (China)	SCLC	1L ES-SCLC	chemo	PD-L1 + chemo	PFS & OS late 2025
		PM8002-C014C	3 (China)	SCLC	2L	chemo	chemo	PFS & OS 2027-8

Notes: List of trials not exhaustive; BNT327-06 is a master protocol for two P2/3 sub-studies; BNT327 P2/3 in NSCLC announced Nov 2024 but details not yet available; PFS and OS readouts estimated based on primary endpoints and completion dates listed on ClinicalTrials.gov. EGFR: Epidermal growth factor receptor. SQ: Squamous. TPS: Tumor proportion score. TNBC: Triple-negative breast cancer. ES-SCLC: Extensive-stage small cell lung cancer. Sources: ClinicalTrials.gov; company websites; company presentations.

CRESCENT BIOPHARMA
16

17 TWO PARALLEL DEVELOPMENT PATHS FOR CR-001 Parallel clinical development paths offer potential for both first-in-class and lower risk opportunities for CR-001 First-in-class opportunities Numerous indications with clinically meaningful anti-PD-(L)1 +/- VEGF efficacy and potential to combine with chemo / orthogonal MoAs Focus on potential first-in-class opportunities with rapid path to market (i.e., efficient development strategy, anticipated high likelihood of PFS and OS success) Fast-follower in clinically validated indications NSCLC TNBC OTHERS Plan to rapidly follow ivonescimab in indications where clinical validation vs. anti-PD-(L)1 is highly differentiating High conviction CR-001 can replicate ivonescimab’s efficacy given similar construct and equivalent MoA Potential indications based on ongoing Phase 3 trials Illustrative

CR-001 Phase 1 data offer potential for early acceleration – a rarity for a solid tumor oncology program

Phase 1 interim proof-of-concept readout is a potentially significant value-generating event for CR-001

ILLUSTRATIVE

IND	PHASE 1 SOLID TUMOR ALL COMERS	PoC	
			PHASE 3 STUDIES (validated indications)
			PHASE 2/3 STUDIES (first-in-class opportunities)
4Q25	**Key accelerating preliminary data:** PK, safety, efficacy (e.g., ORR)	**Interim 2H26**	**Higher confidence to fund and accelerate CR-001 into P3s** after P1 interim data, given *replication of ivonescimab's cooperative pharmacology*

Preliminary data from early Phase 1 cohorts provides substantial **validation of program** because CR-001's structural design and preclinical data are similar to those of ivonescimab

Early Phase 1 data, as single agent and in combination with SoC, **enables rapid late-stage development** in multiple solid tumor types, unlocking broad first-in-class and fast-follower opportunities

CR-001 is markedly **differentiated from novel constructs disconnected from ivonescimab's MoA**; alternative formats may require significantly more patients worth of safety and efficacy data in tumor-specific expansion cohorts and/or Phase 2s to establish conviction before initiating Phase 3s

High conviction in CR-001's clinical profile can be reached in ~9-12 months from Phase 1 initiation, offering potential for significant early value inflection

CRESCENT BIOPHARMA

18

CR-001 preclinical data reproduce ivonescimab's breakthrough pharmacology & are rapidly advancing to generate significant value

Unprecedented third-party data validate PD-1 x VEGF cooperativity

*Ivonescimab significantly **improved PFS versus pembrolizumab** in Phase 3 in 1L NSCLC – the first therapy to do so head-to-head*

Transformative MoA for $50B+ market

*Poised to **transform** NSCLC **standard of care**, with broad application across $50B+ anti-PD-(L)1 market*

CR-001's proprietary engineering is designed to replicate ivonescimab

*CR-001 is a highly potent PD-1 x VEGF bsAb **reproducing cooperative binding** qualities critical to ivonescimab*

Promising pipeline of next-gen ADCs

CR-002 and CR-003** offer **complementary** development opportunities for **CR-001

CRESCENT BIOPHARMA
19

20 CR-002 & CR-003 Topoisomerase inhibitor ADCs against validated targets

21 CR-002 and CR-003 are potentially best-in-class topoisomerase inhibitor ADCs, with applicability across solid tumors Potential to synergize with CR-001 and other immunotherapies Each ADC can be leveraged in combination studies in solid tumors Validated, undisclosed solid tumor ADC targets Targets for CR-002 and CR-003 to be disclosed as programs approach IND Each unique target has potential in multiple solid tumor indications Best-in-modality topoisomerase inhibitor payloads Topoisomerase inhibitor payloads have consistently demonstrated superior efficacy and safety over microtubule inhibitor payloads Each ADC is expected to have bystander-killing effect Multiple indications with ongoing PD-(L)1 x VEGF bispecific development and separate development of ADCs accelerate clinical path for combinations

22 ADCs with topoisomerase inhibitor payloads have demonstrated best-in-modality efficacy and safety Notes: GEJ: Gastroesophageal junction. A: Approved. R: In registration. PN rates are weighted averages, by number of patients, across indications / trials and include PN, PSN, PMN, and PSMN when separately measured; full list of trials and references available on request. Disitamab vedotin is approved in China and in Phase 3 development globally. Sources: Enhertu Label; 2024 Smit (Lancet Onc); Kadcyla Label; 2019 Peters (Clin Cancer Res); 2017 Thuss-Patience (Lancet Onc); 2024 Oaknin (ESMO Pres); 2024 Ahn (JCO); 2018 King (Invest New Drugs) TopoI payload-based ADCs have demonstrated superior ORR vs. microtubule inhibitor-based ADCs in cross-trial comparisons… … and have shown much lower rates of peripheral neuropathy, a critical AE that can drive dose reductions & discontinuations 0 20 40 60 80 100 ORR (%) 83% 44% 54% 20% 41% 21% 49% 0% 26% 0% Topoisomerase inhibitor payload Microtubule inhibitor payload 0 20 40 60 PN (all grades, %) 13% 2% 0% 0% 0% 41% 40% 27% 16% 48% Target Indication HER2 (Enhertu vs. Kadcyla) Breast NSCLC Gastric / GEJ TROP2 (Dato-DXd vs. PF-06664178) Ovarian NSCLC Target Molecule Phase TopoI payload HER2 Enhertu A TROP2 Dato-DXd R HER3 Patritumab-DXd R B7-H3 Ifinatamab-DXd 3 CDH6 Raludotatug-DXd 2 MT payload CD30 Adcetris A Nectin-4 Padcev A TF Tivdak A HER2 Kadcyla A HER2 Disitamab vedotin 3 CR-002 and CR-003 utilize the best-in-ADC payload in their potentially best-in-class profiles Only difference in HER2 ADCs is payload (both use trastuzumab) CROSS-TRIAL COMPARISONS

23 Corporate

24 Susan Moran, M.D. Rapidly growing leadership team with deep experience building the next generation of biotechnology companies Joshua Brumm Chief Executive Officer Jonathan McNeill, M.D. President & Chief Operating Officer Ellie Im, M.D. Chief Medical Officer Rick Scalzo Chief Financial Officer Barbara Bispham General Counsel Christopher Doughty Chief Business Officer Ryan Lynch Chief Accounting Officer Amy Reilly Chief Communications Officer Wenjie Cheng, Ph.D. SVP, Technical Operations Peter Harwin Jonathan Violin, Ph.D. Chair Alex Balcom Joshua Brumm Executive Team Board of Directors

Financing expected to fund Crescent programs through key anticipated value-generating catalysts

CR-001
IND
4Q25

CR-002
IND
MY26

CR-001
Initial clinical data
2H26

2025				2026			
Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Current cash expected to fund operations through 2027

- 1H: BNT327 P2/3 EGFRm NSQ mNSCLC interim (China)
- 1H: Ivo P3 1L SQ mNSCLC interim (China)

- 2H: Ivo P3 HARMONi-2 1L mNSCLC OS (China)
- 2H: BNT327 P2/3 1L ES-SCLC interim (China)
- 2H: Ivo P3 HARMONi EGFRm NSQ mNSCLC interim (global)
- 2H: Ivo P3 HARMONi-A EGFRm NSQ mNSCLC completion (China)

Multiple P3 trials ongoing or planned (e.g., SCLC, TNBC, NSCLC), with numerous PFS & OS readouts expected in 2026 and beyond

CRESCENT BIOPHARMA

Notes: mNSCLC: Metastatic non-small cell lung cancer. ES: Extensive stage. EGFRm: Mutant EGFR. **Sources:** ClinicalTrials.gov; Company websites

25

26 Estimated capitalization following close of transactions Pre-closing financing Shares of common stock outstanding Shares of common stock outstanding Shares of common stock Pre-funded warrants Series A shares 64,532,953 105,137,814 298,298,000 1,339,680,730 273,643,080 Estimated total shares of common stock of the combined company post-closing 2,081,292,577 Shares on an as-converted basis Expected ownership of the combined company 3.1% 96.9%

Thank you

Forward-Looking Statements

This communication contains forward-looking statements (including within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act) concerning GlycoMimetics, Crescent, the proposed transactions and other matters. These forward-looking statements include express or implied statements relating to the structure, timing and completion of the proposed Merger; the combined company’s listing on Nasdaq after closing of the proposed Merger; expectations regarding the ownership structure of the combined company; the expected executive officers and directors of the combined company; each company’s and the combined company’s expected cash position at the closing of the proposed Merger (including completion of GlycoMimetics’s private placement) and cash runway of the combined company; the expected contribution and payment of dividends in connection with the Merger, including the timing thereof; the future operations of the combined company; the nature, strategy and focus of the combined company; the development and commercial potential and potential benefits of any product candidates of the combined company; anticipated preclinical and clinical drug development activities and related timelines, including the expected timing for data and other clinical results; the combined company having sufficient resources to advance its pipeline candidates; and other statements that are not historical fact. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions (including the negatives of these terms or variations of them) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on current expectations and beliefs concerning future developments and their potential effects. There can be no assurance that future developments affecting GlycoMimetics, Crescent or the proposed transaction will be those that have been anticipated.

The forward-looking statements contained in this communication are based on current expectations and beliefs concerning future developments and their potential effects and therefore subject to other risks and uncertainties. These risks and uncertainties include, but are not limited to, risks associated with the possible failure to satisfy the conditions to the closing or consummation of the Merger, including GlycoMimetics’ failure to obtain stockholder approval for the Merger, risks associated with the potential failure to complete the financing transaction in a timely manner or at all, risks associated with the uncertainty as to the timing of the consummation of the Merger and the ability of each of GlycoMimetics and Crescent to consummate the transactions contemplated by the Merger, risks associated with GlycoMimetics’ continued listing on Nasdaq until closing of the Merger, the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the Merger; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Merger prior to the closing or consummation of the Merger, risks associated with the possible failure to realize certain anticipated benefits of the Merger, including with respect to future financial and operating results; the effect of the completion of the Merger on the combined company’s business relationships, operating results and business generally; risks associated with the combined company’s ability to manage expenses and unanticipated spending and costs that could reduce the combined company’s cash resources; risks related to the combined company’s ability to correctly estimate its operating expenses and other events; changes in capital resource requirements; risks related to the inability of the combined company to obtain sufficient additional capital to continue to advance its product candidates or its preclinical programs; the outcome of any legal proceedings that may be instituted against the combined company or any of its directors or officers related to the Merger Agreement or the transactions contemplated thereby; the ability of the combined company to obtain, maintain and protect its intellectual property rights, in particular those related to its product candidates; the combined company’s ability to advance the development of its product candidates or preclinical activities under the timelines it anticipates in planned and future clinical trials; the combined company’s ability to replicate in later clinical trials positive results found in preclinical studies and early-stage clinical trials of its product candidates; the combined company’s ability to realize the anticipated benefits of its research and development programs, strategic partnerships, licensing programs or other collaborations; regulatory requirements or developments and the combined company’s ability to obtain necessary approvals from the U.S. Food and Drug Administration or other regulatory authorities; changes to clinical trial designs and regulatory pathways; competitive responses to the Merger and changes in expected or existing competition; unexpected costs, charges or expenses resulting from the Merger; potential adverse reactions or changes to business relationships resulting from the completion of the Merger; legislative, regulatory, political and economic developments; and those risks and uncertainties and other factors more fully described in filings with the Securities and Exchange Commission, including reports filed on Form 10-K, 10-Q and 8-K and in other filings made by GlycoMimetics with the SEC from time to time and available at www.sec.gov. These forward-looking statements are based on current expectations, and with regard to the proposed transaction, are based on GlycoMimetics’ current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, its business and industry, management’s beliefs and certain assumptions made by GlycoMimetics, all of which are subject to change. Such forward-looking statements are made as of the date of this release, and the parties undertake no obligation to update such statements to reflect subsequent events or circumstances, except as otherwise required by securities and other applicable law.

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This communication is not intended to and does not constitute (i) a solicitation of a proxy, consent or approval with respect to any securities or in respect of the proposed transaction or (ii) an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

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Important Additional Information About the Proposed Transaction Will be Filed with the SEC

This communication does not substitute for the Proxy Statement or for any other document that GlycoMimetics may file with the SEC in connection with the proposed transaction. In connection with the proposed transaction between GlycoMimetics and Crescent, GlycoMimetics intends to file relevant materials with the SEC, including a proxy statement of GlycoMimetics. GlycoMimetics URGES INVESTORS AND STOCKHOLDERS TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GlycoMimetics, CRESCENT, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the Proxy Statement and other documents filed by GlycoMimetics with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders should note that GlycoMimetics communicates with investors and the public using its website (www.glycomimetics.com) and the investor relations website (www.glycomimetics.com/investor-relations) where anyone will be able to obtain free copies of the Proxy Statement and other documents filed by GlycoMimetics with the SEC and stockholders are urged to read the Proxy Statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

Participants in the Solicitation

GlycoMimetics, Crescent and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction. Information about GlycoMimetics’s directors and executive officers including a description of their interests in GlycoMimetics is included in GlycoMimetics’s most recent definitive proxy statement, as filed with the SEC on April 1, 2024. Additional information regarding these persons and their interests in the proposed transaction will be included in the Proxy Statement relating to the proposed transaction when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.